September 19, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:    Mark P. Shuman, Branch Chief-Legal

Re:	Identive Group, Inc.
Registration Statement on Form S-3
Filed September 9, 2013
File No. 333-191050

Dear Mr. Shuman:

We are in receipt of your letter dated September 17, 2013 (the “Comment Letter”) with regard to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) as filed by Identive Group, Inc. (the “Company”). We have reviewed and considered the comments raised by the Staff in the Comment Letter and set forth below our response thereto. Please note that the Company is filing today with the Commission an Amendment No. 1 to the Registration Statement (the “Amendment”) incorporating the changes discussed below.

Item 17. Undertakings

1.	Staff Comment: Please revise this section of your registration statement to include the applicable undertaking responsive to Item 512(a)(5) of Regulation S-K.

Response: The Company has revised its disclosure on page II-4 of the Amendment in response to the Staff’s comment.

Exhibit 5.1

2.	Staff Comment: Refer to the second paragraph on page 2 of the opinion. Please note that exhibit 5.1 should opine on the shares of common that are outstanding as well as shares that may be issued upon exercise of warrants. The filed opinion is limited to future issuances of shares against payment contemplated by the warrants. Please file a revised opinion. Please ensure that the number of shares to be issued and the number of shares that are currently outstanding are clearly expressed in the revised document.

Identive Group, Inc.

1900 Carnegie Ave. • Bldg. B • Santa Ana, CA 92705 • USA

Phone: +1 949 250-8888 • Fax: +1 949 250 7372

www.identive-group.com

U.S. Securities and Exchange Commission

September 19, 2013

Response: The Company’s counsel has issued a revised opinion, which opines on the shares of the Company’s common stock that are outstanding as well as shares that may be issued upon exercise of warrants. The revised opinion is filed as Exhibit 5.1 to the Amendment.

* * * * * * * *

In preparing the foregoing response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding the information contained in this letter may be directed to the undersigned at (+44 7770 316669) (dwear@identive-group.com) or Barbara A. Jones, Esq., Greenberg Traurig, LLP at (617) 310-6064 (jonesb@gtlaw.com).

Very truly yours,

IDENTIVE GROUP, INC.

By:	/s/ David Wear
Name: David Wear
Title: Chief Financial Officer

cc:	Via Email
Gabriel Eckstein, Division of Corporation Finance, U.S. Securities and Exchange Commission
Jason Hart, Chief Executive Officer, Identive Group, Inc.
Barbara A. Jones, Esq., Greenberg Traurig, LLP